Green Alchemy LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Green Alchemy LLC

We have reviewed the accompanying financial statements of Green Alchemy LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Green Alchemy LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
October 24, 2023


Green Alchemy LLC

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021


		2022		2021
Assets				
Current Assets				
Cash and cash equivalents	$	4,100	$	8,225
Total Current Assets		4,100		8,225
Total Assets		4,100		8,225
Liabilities & Members' Equity				
Liabilities		-		-
Current Liabilities		-		-
Accounts payable and accrued expenses		-		-
Total Current Liabilities		-		-
Total Liabilities		-		-
Members' Equity		4,100		8,225
Total Liabilities & Members' Equity	$	4,100	$	8,225

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

		2022		2021
Operating Expenses				
Legal and other professional fees and services	$	1,400	$	6,151
Memberships and licenses		2,550		100
Web hosting		75		24
Charitable contributions and donations		100		500
Total Operating Expenses		4,125		6,775
Net Income (Loss)	$	(4,125)	$	(6,775)

Green Alchemy LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Total Members' Equity
Balance at January 1, 2021	-
Net income (loss)	$ (6,775)
Owner contributions	15,000
Balance at December 31, 2021	8,225
Net income (loss)	(4,125)
Balance at December 31, 2022	$ 4,100

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Green Alchemy LLC

Cash Flow Statement (Unaudited)

For the years ended December 31, 2022 and 2021


		2022		2021
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(4,125)	$	(6,775)
Net Cash Provided by (Used in) Operating Activities		(4,125)		(6,775)
Cash Flows from Financing Activities				
Owner contributions		-		15,000
Net Cash Provided by (Used in) Financing Activities		-		15,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		(4,125)		8,225
Cash, cash equivalents, and restricted cash at beginning of year		8,225		-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	4,100	$	8,225

Notes to the Financial Statements

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Green Alchemy LLC (the Company) is a New Jersey state-licensed cannabis manufacturing business dedicated to processing and producing a diverse range of high-quality cannabis products, encompassing edibles, vapes, prerolls, and topicals tailored to the evolving preferences of recreational users. Through unwavering dedication and diligence, Green Alchemy successfully secured a cannabis license granted by the NJ Cannabis Regulatory Commission. The company plans to sell and distribute its premium products to legal dispensaries statewide, ensuring widespread availability. Green Alchemy's product lineup showcases distinctive brands, including the founder's flagship Blazin' Bakery and the female-forward Luna Verde lines. Additionally, the company offers contract white-label and private-label services, catering to both established out-of-state brands and local aspiring entrepreneurs, thereby enhancing the diversity and accessibility of their product offerings.

Green Alchemy's 2500 sq ft cannabis manufacturing facility, strategically situated on the third floor at 141-143 Russell Ave. South River, NJ 08882, benefits from its central crossroads location within the state, providing proximity to major highways for seamless and efficient deliveries. This strategic positioning enhances our presence in the heart of South River, a small town with progressive cannabis regulations and a rich manufacturing history. Green Alchemy has successfully fulfilled all municipal prerequisites, including garnering support from local leadership, securing zoning approval, and acquiring a compliant property—milestones that underscore our adept navigation of significant challenges.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 and 2021 all cash consisted of deposits held in business checking accounts in the United States.

f. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin generating revenue, has relied on owner financing for funding expenses and will require capital to begin full operations. Those factors and conditions create doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Related parties

The Company's founder, Tara Sargente, is associated with another company named Tara Misu LLC, doing business as Blazin' Bakery. The Blazin' Bakery and Luna Verde products to be manufactured at Green Alchemy, will utilize intellectual property (IP) licensed from Tara Misu LLC, which holds the associated trademarks. This arrangement is necessary due to the limitation on federal trademark approval for cannabis

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Alchemy LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

products. Tara Misu LLC operates as a non-plant touching business creating ancillary products that can be trademarked. The licensing of IP is currently provided without charge, although this arrangement may be subject to change in the future. The exclusive licensing agreement is applicable to Green Alchemy LLC in the state of New Jersey; however, it may also be extended to cannabis manufacturers in other states, countries, or territories for global product expansion. It is important to note that potential scenarios such as acquisition, merger, or other business arrangements are not planned for the foreseeable future but remain possibilities.

5. Subsequent events

Management evaluated all activity of the Company through October 24, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.